Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

February 18, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Julie Sherman

Re:

Oak Ridge Micro-Energy, Inc.

Form 10-KSB for the year ended December 31, 2007

Filed April 15, 2008

Form 1

0-Q/A for the period ended March 31, 2008

Form 1

0-Q/A for the period ended June 30, 2008

Form 1

0-Q/A for the period ended September 30, 2008

Response Letter dated January 15, 2009

File No. 000-50032

Ladies and Gentlemen:

This letter is in response to your comment letter dated January 15, 2009, regarding the above referenced filing.

Form 10-KSB for the year ended December 31, 2007

General:

Comment No. 1.

As requested in our prior letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Response No. 1: The Company filed this letter with the SEC as part of its prior response, but it was designated as “file type cover” instead of “file type correspondence” and may not have been included as part of the response.  The Company’s letter in these respects is again filed herewith.

Financial Statements, page 3

Comment No. 2.

Please refer to our prior comment 1.  We see that you have recorded the $15,000 minimum fee.  As requested in our prior comment, please tell about the current license agreement and the total amount you owe based on the current signed agreement.  Further, based on only your preliminary discussions with the licensor, please tell us how you determined that your liability of $15,000 is in accordance with the U.S. GAAP.  Clarify the circumstances, if any, that could cause your liability under the agreement to exceed $15,000.  Please site the specific accounting guidance upon which you based your accounting.

Response No. 2:  According to the Company’s current License Agreement with UT-Battelle, LLC (“Battelle”), the Company’s royalties are paid in full.   On March 29, 2007, it received the following email from Alex DeTrana, its Licensing Executive at Battelle, addressed to John Bates, the Company’s Chief Technology Scientist and a director:

“John,

Thanks for your reply.

We would be willing to accept $5k for your annual minimum payment.  However, reducing your annual minimum further is not something we would be capable of doing.  However, we would be willing to defer the remainder of your minimum payment, with interest.  Future minimum royalties will be dealt with on a case-by-case basis.

As you may be aware, we have licensed the same IP to multiple companies, with substantially the same terms.  As such, we would not be capable of granting a particular licensee favorable terms, without extending those terms to the remaining licensees.

Please let me know if you have further questions or concerns.

Regards,

Alex”

This effectively reduced the Company’s minimum annual royalty payment under the License Agreement to $5,000, which has been paid in full.

The Company has determined a $15,000 accrued liability based upon another email received from Mr. DeTrana on May 23, 2007, which stated as follows:

“John,

We can amend your license to allow you to make and use, but not sell batteries, and we can also adjust Exhibit A to reflect the ORNL IP that is being used.  In addition, we can include a provision that allows the license to revert to its current state (make, use, and sell) in the event that Oak Ridge Micro Energy is acquired by another company.

Also, as part of this amendment your future annual minimum royalties would be eliminated.  However you still owe $15k from last year's royalty payment, and I would be glad to set up some sort of payment plan to allow you to meet that obligation.

I will begin drawing up the amendment to your license.  I will work with our legal folks to formulate language that I believe reflects the content of our discussions.  I will send it to you as soon as I get it all pulled together.

Please let me know if you have any questions.

Thanks very much,

Alex”

As of the date hereof, the Company has yet to receive the amended License Agreement from Battelle.  During the time of the above emails to the current date, we have had verbal discussions about forgiving the $15,000 owed to Battelle.   Since no formal agreement has yet been made for forgiveness of this amount, the Company feels it is necessary to continue to report the $15,000.  At such a time it finalizes an agreement regarding this amount, the $15,000 will be dealt with accordingly.

Regarding the Company’s wording of a $15,000 “minimum” fee, the Company believes that it is important to use the word “minimum” in the case a new License Agreement cannot be agreed upon.  In such a case, the Company may be forced to then fall back on the original terms of the original License Agreement, which stated it owed a minimum royalty payment of $60,000.  Since Battelle has already agreed (please see the email herein above) to a lower annual “minimum” royalty payment of $5,000, which has been settled by payment, the wording “minimum” should be appropriate.  Further, the Company will correct its wording in the notes in its financial statement regarding a “minimum” royalty payment of $60,000 in its 10-K Annual Report for the year ended

December 31, 2008, to reflect the new $5,000 amount agreed upon. Battelle’s email above also indicated “Future minimum royalties will be dealt with on a case-by-case basis,” and the Company believes that this reference relates to the method of payment, interest and terms, and does not mean that the “minimum” annual royalty will be negotiated yearly, based upon this correspondence, the sentences preceding this statement and the lack of any demands from Battelle.

The Company believes that the foregoing is in accordance with GAAP.  The amounts disclosed were agreed upon between the parties and payments were made based upon these understandings.  The Company would have had to record the debt before it can be forgiven.  Thus, if there has been a bona fide reduction, there will be no forgiveness of debt.  Since the Company is reflecting the minimum royalty of $5,000 in each year, it has properly recorded the liabilities for the period agreed; and with respect to the $15,000 minimum royalty for a prior year, that amount is reflected because there is no written agreement or other agreement to compromise it.  If the $15,000 is forgiven in the future, the Company would have to recognize income for the forgiveness at that time.  Originally under FAS 5, the Company considered the need to accrue the initial contract amount; subsequently, it was determined that it could negotiate a lower amount, and that is the amount that was accrued.

Item 4T, Controls and Procedures, page 12

Comment No. 3.

Please refer to our prior comment 4.  As requested in our previous comment, please confirm to us that you will revise future filings to state in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response No. 3:  The Company will revise future filings to state in clear and unqualified language the conclusions reached by its chief executive officer and its chief financial officer on the effectiveness of its disclosure controls and procedures.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/apb